Media release

Rio Tinto publishes details of its $4 billion in taxes paid in 2016

10 April 2017

Rio Tinto today unveiled details of the $4 billion paid in taxes and royalties and the more than $35 billion direct economic contribution delivered to host communities in 2016.

Rio Tinto chief financial officer Chris Lynch said “Rio Tinto is a major contributor to society and we are proud of the economic activity and wealth we generate through taxes, royalties, employee wages, payments to suppliers and investment in communities. From both a global and local perspective, our Taxes paid report helps inform our stakeholders about the role we play and the impact we have in the community. While many people know we produce materials that are essential to products they use every day – from telecommunications to transport – this report also helps the public better understand our total contribution to society.”

Rio Tinto has pioneered the practice of corporate tax transparency, publishing its first Taxes paid report in 2010. The report has consistently been recognised as best-practice in tax reporting among multinational companies and the 2016 report, the seventh edition, underlines Rio Tinto’s commitment to transparency.

The $4 billion paid to governments in taxes and royalties last year takes our total direct tax contributions past $50 billion since we first started publishing the report in 2010.

Rio Tinto continues to be a major contributor to the economies of its host nations, with a direct economic contribution of more than $35 billion in 2016 through wages, tax, royalties, dividends and payments to suppliers and contractors.

The majority of Rio Tinto’s taxes were paid in Australia ($2.9b), Canada ($249m), Mongolia ($215m), Chile ($205m), the United States ($102m) and South Africa ($100m).

Corporate income tax remained the largest component of Rio Tinto’s tax payments around the world in 2016, followed by government royalties, employer payroll taxes and other taxes.

The 2016 Rio Tinto Taxes paid report is available at www.riotinto.com/taxespaid

Contacts

 media.enquiries@riotinto.com

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